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Nicholas Lavoie

Head of Finance & Control Nestlé Nutrition EMENA at Nestlé

United Arab Emirates · 500+ connections · **Contact info**

 **Nestlé**

 **The Wharton School**

About

Specialties: CFA Charterholer

Activity

811 followers

 **All the best for the future.**
Nicholas commented

 **Congrats 🏏 well done**
Nicholas commented

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Experience

 **Nestlé**
5 yrs 3 mos

○   **Head of Finance & Control Nestlé Nutrition EMENA**
Feb 2018 – Present · 1 yr 7 mos
Lausanne Area, Switzerland

○   **Regional Controller Nestlé Nutrition Middle East and Africa**
Sep 2017 – Jan 2018 · 5 mos
Dubai, United Arab Emirates

○   **Regional Controller Infant Nutrition Middle East and North Africa**
Jun 2014 – Aug 2017 · 3 yrs 3 mos
Dubai

Global Finance Head, Performance Nutrition
Nestle Nutrition North America
Jun 2013 – May 2014 · 1 yr
Florham Park, NJ

Sr Division Finance Manager Away From Home Channels
Nestle Waters
May 2011 – May 2013 · 2 yrs 1 mo
Stamford, CT

Retail Co-Pilot C-Store, FS, Military Channels. Responsible for Plan, Forecasting. New Business
Opportunities. Brands include Poland Spring, Perrier, S. Pellegrino,

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Jul 2009 – May 2011 · 1 yr 11 mos

Focus on Club and Mass Channels

Senior Finance Manager
Nestlé Waters North America
Jul 2007 – Jul 2009 · 2 yrs 1 mo

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Education

The Wharton School
MBA Finance
1999 – 1999

HEC Paris
MBA, Finance
1998 – 1999

HEC Montréal
B. Com, Finance and Marketing
1993 – 1996

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Skills & Endorsements

Forecasting · 24

Endorsed by **David Cooperman and 4 others**   Endorsed by **9 of Nicholas' colleagues at Nestlé**
who are highly skilled at this

Financial Analysis · 17

Endorsed by **Art Goldman, who is highly skilled**   Endorsed by **3 of Nicholas' colleagues at Nestlé**
at this

Leadership · 13

Endorsed by **4 of Nicholas' colleagues at Nestlé Waters**

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Recommendations

Received (3)   Given (4)

John Walker   I had the pleasure of working for Nicholas after arriving at Nestle
SVP Global Finance, Sequel   in the summer of 2007. Right away we struck a great relationship.
(Guess Watches)   Nicholas has a bright mind and is always willing to lend a hand in
March 29, 2010, John reported   thinking about and/or solving problems. I admire his ability to
directly to Nicholas   challenge the status quo yet also be co... **See more**

Franck Leyze   Nicolas is a real team player with an open mind that allowed him
CEO | Global Category   to integrate cultural differences fast, a prerequisite when working
Head | FMCG, Healthcare,   in a multinational's global headquarters. He posseses a business

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March 27, 2018, Nicholas
worked with Franck in the same
group

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